UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                               Amendment No. 1

                        JACK HENRY & ASSOCIATES, INC.
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                               (Name of Issuer)

                         Common Stock, $.01 Par Value
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                        (Title of Class of Securities)

                                  426281-10-1
           -------------------------------------------------------
                                (CUSIP Number)

   Michael E. Henry, 663 Highway 60, Monett, Missouri   65708  (417)235-6652
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  March 19, 2002
           -------------------------------------------------------
           (Date of Event which requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

 Note: Schedules filed in  paper format shall include  a signed original  and
 five copies of  the schedule, including  all exhibits.   See Rule 13d-7  for
 other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 CUSIP NO. 426281-10-1
 ----------------------------------------------------------------------------
 (1) Names of Reporting Persons            JKHY Partners
     S.S. or I.R.S. Identification Nos.
     of above persons
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 (2) Check the appropriate box if a        (a)
     member of a group
     (see instructions)                    (b)
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 (3) SEC use only
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 (4) Source of funds (see instructions)    N/A
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 (5) Check if disclosure of legal
     proceedings is required pursuant
     to Items 2(d) or 2(e).
 ----------------------------------------------------------------------------
 (6) Citizenship or place of               Missouri
     organization
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     Number of shares beneficially
     owned by each reporting person
     with:

     (7) Sole voting power                 4,990,200

     (8) Shared voting power               -0-

     (9) Sole dispositive power            4,990,200

    (10) Shared dispositive power           -0-
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 (11) Aggregate amount beneficially        4,990,200
      owned by each reporting person.
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 (12) Check if the aggregate amount in
      Row (11) excludes certain shares
      (see instructions).
 ----------------------------------------------------------------------------
 (13) Percent of class represented by      5.5%
      amount in Row (11)
 ----------------------------------------------------------------------------
 (14) Type of reporting person
      (see instructions)                         PN
 =============================================================================

 =============================================================================
 CUSIP NO. 426281-10-1
 ----------------------------------------------------------------------------
 (1) Names of Reporting Persons            Michael E. Henry
     S.S. or I.R.S. Identification Nos.
     of above persons
 ----------------------------------------------------------------------------
 (2) Check the appropriate box if a       (a)
     member of a group
     (see instructions)                   (b)
 ----------------------------------------------------------------------------
 (3) SEC use only
 ----------------------------------------------------------------------------
 (4) Source of funds (see instructions)    N/A
 ----------------------------------------------------------------------------
 (5) Check if disclosure of legal
     proceedings is required pursuant
     to Items 2(d) or 2(e).
 ----------------------------------------------------------------------------
 (6) Citizenship or place of
     organization                          United States
 ----------------------------------------------------------------------------
     Number of shares beneficially
     owned by each reporting person
     with:

    (7) Sole voting power                  10,166,106 which includes
                                           148,836 owned individually,
                                           4,990,200 held by JKHY Partners,
                                           3,291,600 held in trust by Eddina
                                           F. Mackey, 65,470  allocated to
                                           his account under the Company's
                                           ESOP, 600,000 shares held by the
                                           Henry Family Limited Partnership,
                                           and 1,070,000 acquirable upon
                                           exercise of  outstanding stock
                                           options

    (8) Shared voting power                -0-

    (9) Sole dispositive power             6,274,506 which includes
                                           148,836 owned individually,
                                           4,990,200 held by JKHY Partners,
                                           65,470 allocated to his account
                                           under the Company's ESOP and
                                           1,070,000 acquirable upon
                                           exercise of an outstanding stock
                                           options

    (10) Shared dispositive power          -0-
 ----------------------------------------------------------------------------
 (11) Aggregate amount beneficially
      owned by each reporting person.       10,166,106
 ----------------------------------------------------------------------------
 (12) Check if the aggregate amount in
      Row (11) excludes certain shares
      (see instructions).
 ----------------------------------------------------------------------------
 (13) Percent of class represented by       11.3%
      amount in Row (11)
 ----------------------------------------------------------------------------
 (14) Type of reporting person (see
      instructions)                         IN
 ============================================================================

 =============================================================================
 CUSIP NO. 426281-10-1
 ----------------------------------------------------------------------------
 (1) Names of Reporting Persons            Vicki Jo Henry
     S.S. or I.R.S. Identification Nos.
     of above persons
 ----------------------------------------------------------------------------
  2) Check the appropriate box if a        (a)
     member of a group
     (see instructions)                    (b)
 ----------------------------------------------------------------------------
 (3) SEC use only
 ----------------------------------------------------------------------------
 (4) Source of funds (see instructions)    N/A
 ----------------------------------------------------------------------------
 (5) Check if disclosure of legal
     proceedings is required pursuant
     to Items 2(d) or 2(e).
 ----------------------------------------------------------------------------
 (6) Citizenship or place of               United States
     organization
 ----------------------------------------------------------------------------
     Number of shares beneficially
     owned by each reporting person
     with:

     (7) Sole voting power                 -0-

     (8) Shared voting power               -0-

     (9) Sole dispositive power            -0-

    (10) Shared dispositive power          -0-

 ----------------------------------------------------------------------------
 (11) Aggregate amount beneficially        -0-
      owned by each reporting person.
 ----------------------------------------------------------------------------
 (12) Check if the aggregate amount in
      Row (11) excludes certain shares
      (see instructions).
 ----------------------------------------------------------------------------
 (13) Percent of class represented by
      amount in Row (11)                   0%
 ----------------------------------------------------------------------------
 (14) Type of reporting person
      (see instructions)                   IN
 ============================================================================

      This is Amendment No. 1 to the Schedule 13D dated August 31, 2000 for JKHY Partners, Michael E. Henry and Vicki Jo Henry with respect to the common stock, par value $.01 per share (the "Common Stock"), of Jack Henry & Associates, Inc. (the "Company") which maintains its principal executive offices at 663 Highway 60, P.O. Box 807, Monett, Missouri 65708.

      Item 2.  Identity and Background.
      --------------------------------

      (C)  Vicki Jo Henry

      Vicki Jo Henry is a co-owner  of Group VI Intermedia, which is  engaged
 in the advertising and  marketing consulting business.   Such company's  and
 her business address  is 6851  S. Holly Circle,  Suite 130,  Englewood, CO
 80112


      Item 4.  Purpose of Transaction.
      -------------------------------

      Michael E. Henry and JKHY Partners may continue to sell shares of Common Stock from time to time as circumstances dictate to facilitate their investment and/or estate planning activities. In July of 2001, JKHY Partners entered into a Prearranged Trading Plan with a third-party broker to sell up to 250,000 shares of Common Stock in each of four calendar quarters. See Item 6 below.

      Michael E. Henry currently serves as an officer and director of the Company and, in such positions has the power to influence the policies of the Company. Michael E. Henry intends to vote his Common Stock, and the shares held by JKHY Partners and other shares over which he has voting power, in favor of the plans, transactions and matters which he supports. In addition, Mr. Henry, through his position and Company stockholdings, may be deemed to exert a controlling influence over the Company. However, other than as described herein, at the present time he has not formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

      Item 5.  Interest in Securities of the Issuer.
      ---------------------------------------------

      JKHY Partners has sold shares of  Common Stock through its  Prearranged
 Trading Plan and  in other occasional  market transactions.   The  following
 sales were made by JKHY Partners in the past 60 days:

      Date                No. of Shares            Price Per Share
      ----                -------------            ---------------
      March 5, 2002*         158,000                    $24.91
      March 6, 2002*          12,400                     23.29
      March 7, 2002*          24,000                     23.29
      March 8, 2002*          20,000                     23.24
      March 11, 2002*         35,600                     23.23
      March 18, 2002           5,000                     24.05
      March 19, 2002         195,000                     24.05

      *Trades executed under Prearranged Trading Plan

      In the past 60 days, Michael E. Henry has also sold shares of Common Stock which he obtained through the exercise of stock options. On March 13, 2002, Mr. Henry exercised options and sold in the open market 100,000 shares at $23.34 per share. On March 14 he exercised and sold an additional 20,000 shares at $23.62 per share.

      JKHY Partnership now holds 4,990,200 shares of Common Stock, representing 5.5% of the outstanding Company Common Stock. However, after giving effect to the shares of Common Stock beneficially owned by its partners, the partnership may be deemed to beneficially own a total of 10,166,106 shares, representing 11.3% of the outstanding Company Common Stock.

      Michael E. Henry now beneficially owns a total of 10,166,106 shares of Common Stock, representing 11.3% of the outstanding Common Stock, over which he has sole voting power. Included in this amount are 148,836 shares (less than 1%) owned individually, 65,470 shares (less than 1%) allocated to Michael E. Henry's account under the Company's ESOP, and 1,070,000 shares (1.2%) acquirable upon the exercise of outstanding stock options. He has the power to direct the manner in which the trustee of the ESOP is to vote such shares of Common Stock and, under certain circumstances, to direct the trustee of the ESOP as to the disposition of such shares of Common Stock. Also included in the amount are 4,990,200 shares (5.5%) held by the Partnership, 3,291,600 shares (3.7%) held in trust by Mr. Henry's mother, Eddina F.Mackey and 600,000 shares (less than 1%) held by the Henry Family Limited Partnership. Under the terms of the Partnership Agreement, Mr. Henry as successor Managing Partner has sole voting and dispositive power over the shares of Company stock held by the Partnership. With respect to the shares held by the Trust, although he has been granted a proxy to vote such shares, beneficial ownership of such shares is shared with Eddina F. Henry since the Trust has retained dispositive power over the shares. With respect to the shares held by the Henry Family Limited Partnership, Michael
 E. Henry may be deemed to beneficially own such shares because he has been granted a proxy to vote such shares.

      Vicki Jo Henry does not beneficially own any Common Stock in her individual capacity.


      Item 6.  Contracts, Arrangements, Understandings or Relationships With
      ----------------------------------------------------------------------
      Respect to Securities of the Issuer.
      -----------------------------------


      On July 30, 2001, JKHY Partners entered into a Prearranged Trading Plan Pursuant to Rule 10b5-1(c)(1) of the Securities Exchange Act of 1934, under which it has instructed a third-party broker as its agent to sell up to 250,000 shares of Common Stock within the ten trading days immediately following each of August 31, 2001, November 30, 2001, February 28, 2002 and May 31, 2002. The Prearranged Trading Plan terminates upon the expiration of the final trading period in May and is not automatically renewable. Sales may be made under the plan only upon satisfaction of certain pricing and other conditions. JKHY Partners may cancel the Prearranged Trading Plan at any time. The plan was adopted by JKHY Partners for diversification and liquidity purposes.

                             Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Date: March 29, 2002          /s/ Michael E. Henry
                               ------------------------
                               Michael E. Henry



 Date: March 29, 2002          /s/ Vicki Jo Henry
                               ------------------------
                               Vicki Jo Henry, by Michael E. Henry, attorney-
                               in-fact pursuant  to  Joint  Filing  Agreement
                               dated August 31, 2000


 Date: March 29, 2002          JKHY PARTNERSHIP


                               By:  /s/ Michael E. Henry
                               ------------------------
                               Michael E. Henry, General Partner